UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WEBEX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

CISCO SYSTEMS, INC.

WONDER ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	94767L109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Dennis D. Powell

Senior Vice President, Chief Financial Officer

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

(408) 526-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark Chandler, Esq. Senior Vice President, Legal Services, General Counsel and Secretary Cisco Systems, Inc. 170 West Tasman Drive San Jose, California 95134 (408) 526-4000	Daniel J. Winnike, Esq. Douglas N. Cogen, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following is a letter sent on March 15, 2007 to employees of WebEx Communications, Inc. (“WebEx”) relating to the proposed acquisition of WebEx by Cisco Systems, Inc. (“Cisco”) announced on March 15, 2007. The letter was sent via electronic mail on behalf of John Chambers, Chairman and Chief Executive Officer of Cisco.

March 15, 2007

Dear WebEx Employee:

It is with great pleasure that today we announce the intent to make WebEx a part of Cisco Systems. Upon successful completion of this acquisition, it is our intention that WebEx employees will be part of Cisco’s Development Organization.

I want to take this opportunity to discuss the reasons for this partnership and try to answer some of the questions that may be foremost in your mind.

We recognize the value of your technology, your product, and most importantly, your experience and expertise. Your efforts and accomplishments at WebEx have not gone unnoticed. Your commitment to results, regardless of the challenges, is consistent with Cisco’s culture.

As the industry leader in web-based conferencing and collaboration solutions, we believe WebEx will become an integral part of Cisco’s Unified Communications and Collaboration strategy and your contributions will be a determining factor on our ability to execute on our promises.

Cisco is proud to have a corporate culture and organizational structure that promotes decentralization, encourages decisions at the team level, and rewards outstanding individual contributions. In short, we are a large company with a true entrepreneurial spirit.

While we may not have the answers to all of your questions right away, we do encourage you to raise questions and issues with your manager so that we may address them promptly. Also, over the course of the next few weeks and months, Charlie Giancarlo will meet with you and your team on a regular basis. We encourage candid communication at all times, which is an important part of Cisco culture.

We at Cisco are looking forward to this partnership and to our mutual successes. Welcome to the Cisco family.

Sincerely,

/s/ John Chambers
John Chambers Chairman and CEO Cisco Systems

Forward-Looking Statements

This letter contains projections and other forward-looking statements. For example, statements of integration plans are forward-looking statements. Such statements are based on the parties’ current expectations and are necessarily subject to associated risks related to, among other things, obtaining a sufficient number of tendered shares of common stock and regulatory approval of the merger, the potential impact on the business of WebEx due to the uncertainty about the acquisition, the retention of employees of WebEx and the ability of Cisco to successfully integrate WebEx and to achieve expected benefits. Actual results may differ materially from those in the projections or other forward-looking statements. For information regarding other related risks, please see the “Risk Factors” section of Cisco’s filings with the SEC, including its most recent filings on Form 10-K and Form 10-Q. These filings are available on a web site maintained by the SEC at http://www.sec.gov.

Securities Law Disclosure

The tender offer for the outstanding common stock of WebEx has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of WebEx common stock will be made only pursuant to an offer to purchase and related materials that Cisco Systems, Inc. intends to file with the SEC on Schedule TO. WebEx also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. WebEx stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. WebEx stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Georgeson Inc., the information agent for the offer, toll-free at (888) 264-7052 (banks and brokers call (212) 440-9800), from Cisco (with respect to documents filed by Cisco with the SEC) by going to Cisco’s Investor Relations Website at http://www.cisco.com/go/investors, or from WebEx (with respect to documents filed by WebEx with the SEC) by going to WebEx’s Investor Relations Website at www.WebEx.com. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.